Exhibit 99.2

WiLAN to Present at Upcoming Investor Conferences

OTTAWA, Canada – May 24, 2012 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) will present at four upcoming investor conferences.

WiLAN will present at the Jefferies Patent Symposium at the Jefferies New York Conference Centre in New York City, New York. WiLAN’s presentation will take place on May 30, 2012 at 10:00 AM Eastern Time. Presenting from management will be Jim Skippen, President & CEO.

Also on May 30, 2012, WiLAN will participate in the 9th Annual Craig-Hallum Institutional Investor Conference at the Marriott City Center in Minneapolis, Minnesota. WiLAN’s CFO, Shaun McEwan, will represent the Company at the conference.

WiLAN will present at the Stephens 2012 Spring Investor Conference at the New York Palace Hotel in New York City, New York. The presentation will take place on June 6, 2012 at 11:30 AM Eastern Time. Presenting from management will be Jim Skippen, President & CEO.

On June 13, 2012, WiLAN will present at the CIBC IP Investor Day at the CIBC offices in Toronto, Ontario. WiLAN’s presentation will take place at 12:00 Noon Eastern Time. Presenting from management will be Jim Skippen, President & CEO.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 255 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media inquiries, please contact:

Kathryn Hughes

Director, Marketing & Communications

O: 613.688.4897

C: 613.898.6781

E: khughes@wilan.com

For Investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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